August 9, 2013

VIA EDGAR

Kevin Woody

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Re:	Choice Hotels International, Inc.
Form 10-K for the year ended December 31, 2012
Filed on February 28, 2013
File No. 001-13393

Dear Mr. Woody:

We are pleased to respond to the comments included in your letter dated July 29, 2013 regarding our above-referenced filing. For your convenience, your comments are repeated below in bold, followed by our responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Franchise System, page 10

1.	We note, in footnote 1, that you have excluded information relating to occupancy, ADR and RevPAR for Cambria Suites properties and Ascend Collection properties. We also note, on page 13, you state that you have excluded this information because the brand did not have at least 25 units open and operating. In future Exchange Act reports, please revise to include this information or advise us why you believe such disclosure is not appropriate.

Response:

It is the practice of Choice Hotels International, Inc. (“the Company”) not to separately disclose operating statistics for particular brands until the brands have matured and stabilized. This is due to the fact that, as new franchised hotels commence operations they typically experience a “ramp up” period during which occupancy and average daily rates can fluctuate significantly as the hotel becomes established in its local market. When these new hotels are part of a new hotel brand system, we believe that these fluctuations are amplified by the fact that there is a relatively small number of hotels operating under the new brand name during this ramp up period, which can produce operating statistics that are not representative of the operations of a stabilized brand with a relatively larger number of operating hotels. The Company does not believe that the operating statistics for the Cambria Suites or Ascend Collection brands is material to an understanding of our results as the combined revenues from these brands in the periods in which the operating statistics have not been presented represent less than 1% of our total revenue.

U.S. Securities and Exchange Commission

Furthermore, the operating information of our individual franchised hotels is the franchisees’ proprietary information and the inclusion of operating statistics for a brand with a relatively small number of hotels risks the disclosure of those individual franchisees’ operating performance which could put them in an adverse competitive position.

As a result, the Company’s disclosure review committee has determined not to include the operating results of a new brand in the Company’s combined domestic franchise system operating results in the referenced data presentation until the brands are considered to be stabilized, which is when at least 25 units have been open and operating for a twelve month period. The Company’s Ascend Collection brand achieved this threshold in 2009 and as a result the Company began disclosing the operating statistics for this brand from that period forward. During the periods that Cambria Suites or Ascend Collection did not meet the criteria to be considered stabilized, the operating statistics for these brands have not been separately disclosed in our Form 10-K. As noted above, the Company does not believe that the operating statistics for these brands is material to an understanding of our results as the combined revenues from these brands in the periods in which the operating statistics have not been presented represent less than 1% of our total revenues. However, the Company will clarify and expand its disclosure in future filings as follows:

“Statistics for average occupancy percentage, ADR and RevPAR have been excluded for the years in which the operating statistics are not representative of a stabilized brand which the Company defines as having at least 25 units open and operating for a twelve month period”

Financial Statements

Notes to Consolidated Financial Statements

Note 9 – Deferred Revenue, page 86

2.	Please explain to us why the amount disclosed relating to loyalty programs has not changed since the prior year.

Response:

Total deferred revenue disclosed in Note 9 did not change from December 31, 2011 to December 31, 2012 due to rounding and is a coincidence. Deferred revenue related to the Company’s loyalty programs totaled $64,635,583 and $64,636,574 at December 31, 2012 and 2011, respectively. The Company adjusts its deferred revenue related to its loyalty programs on a monthly basis. During the year ended December 31, 2012, the Company recognized deferred revenue related to its loyalty programs totaling $79,327,731 and deferred an additional $79,326,740 related to the on-going activities of the loyalty program.

U.S. Securities and Exchange Commission

Note 19 – Share-Based Compensation and Capital Stock, page 99

3.	Please tell us if the terms of the long term incentive plans permit the adjustment of outstanding share-based awards at the discretion of management or the compensation committee in the event that you make changes to your capital structure.

Response:

The terms of the Company’s long term incentive plans do not permit the adjustment of outstanding share-based awards at the discretion of management or the compensation committee in the event that the Company makes changes to its capital structure. Instead, the Company’s long-term incentive plans contain provisions requiring that any outstanding awards granted under the plans be “automatically” adjusted “proportionately” in the event certain capital events occur (such as certain dividends, stock splits, reorganization, recapitalizations, reclassifications, consolidations and spin-offs). In such event, the compensation committee is required to determine the appropriate proportionate adjustment to prevent dilution or enlargement of the potential benefits of the awards resulting from the changes in capital structure. For example, with respect to the Company’s special cash dividend declared and paid in 2012 (described on page 99 of the Form 10-K), the proportionate adjustment of the number and exercise price for outstanding stock options was mandatory, but the compensation committee determined the specific appropriate proportionate adjustment for the outstanding options. See Annex A attached to this letter which contains excerpts of the relevant provisions of the Company’s 2006 and 1997 Long-Term Incentive Plans.

*        *

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the above responses, please do not hesitate to contact me at (301) 592-5117 or Scott Oaksmith at (301) 592-6659.

Sincerely,

/s/ David L. White

Senior Vice President, Chief Financial Officer and Treasurer

U.S. Securities and Exchange Commission

Annex A

2006 Long-Term Incentive Plan, Section 11.01

The maximum number of Shares as to which Awards may be granted under this Plan, the annual Award limits and the terms of any outstanding Award shall be automatically adjusted proportionately in the event that (i) the Company (A) effects one or more dividends or distributions of securities, property or cash (other than regular, quarterly cash dividends), stock split-ups, subdivisions or consolidations of Stock or (B) engages in a reorganization, reclassification or spin-off or (ii) there occurs any other event or transaction that affects the number or kind of Shares outstanding, which the Committee determines that such adjustments are necessary or appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. Any adjustments required hereunder for Options may be made in accordance with Section 424(a) of the Code and/or Section 409A of the Code, or, except as otherwise expressly provided in this Plan, may be designed to treat the Shares available under the Plan and subject to Awards as if they were all outstanding on the record date for such event or transaction or to increase the number of such Shares to reflect a deemed reinvestment in Shares of the amount distributed to the Company’s security holders. Notwithstanding the foregoing or the terms of any Agreement to the contrary, any adjustments required hereunder for any Award shall, to the extent necessary to comply with Section 409A of the Code, be made in accordance with Section 409A (and any regulations thereunder).

1997 Long-Term Incentive Plan, Section 11

In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, or extraordinary dividend or divestiture (including a spin-off), or any other change in the capital structure or shares of the Company, proportionate adjustments shall automatically be made as to the number and kind of securities subject to this Plan and specified in Section Five of this Plan and as to the number and kind of securities covered by each outstanding Award and, where applicable, the price per share thereunder; provided, however, that with respect to Incentive Stock Options, such adjustments shall be made in accordance with Section 424(h) of the Code. Notwithstanding the foregoing or the terms of any Award to the contrary, any adjustments required hereunder for any Award shall, to the extent necessary to comply with Section 409A of the Code, be made in accordance with Section 409A (and any regulations thereunder).